-------------------
                                  UNITED STATES                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION    -------------------
                             Washington, D.C. 20549          OMB Number:
                                                             3235-0058
                                   FORM 12b-25               Expires: March 31,
                                                             2006
                                                             Estimated average
                           NOTIFICATION OF LATE FILING       burden
                                                             hours per response
                                                             .... 2.50
                                  (Check one):               -------------------


                    |_| Form 10-K |_| Form 20-F |_| Form 11-K
            |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR


                         For Period Ended: June 30, 2005

                        |_| Transition Report on Form 10-K
                        |_| Transition Report on Form 20-F
                        |_| Transition Report on Form 11-K
                        |_| Transition Report on Form 10-Q
                        |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                              Nayna Networks, Inc.
                              --------------------
                             Full Name of Registrant


                          Rescon Technology Corporation
                          -----------------------------
                            Former Name if Applicable


                              180 Rose Orchard Way
                              --------------------
            Address of Principal Executive Office (Street and Number)


                               San Jose, CA 95134
                               ------------------
                            City, State and Zip Code

--------------------------------------------------------------------------------

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Michael Meyer             (408)                  956-8000
               -------------             -----                  --------
                  (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The results of operations for the quarter ended June 30, 2005 will represent a significant change from the results of operations from the corresponding period for the last fiscal year. The results of operations for the three months ended June 30, 2004 represent the financial results for Rescon Technology Corporation, the predecessor of Nayna Networks, Inc. The results of operations for the current fiscal quarter ended June 30, 2005 represent the results of operations for Nayna Networks, Inc., which was acquired by Rescon Technology Corporation on April 1, 2005. Due to the different nature of the business conducted by Rescon Technology Corporation and Nayna Networks, Inc., the registrant anticipates that the results of operations for the two corresponding periods will differ significantly.

                              Nayna Networks, Inc.
                              --------------------
                  (Name of Registrant as Specified in Charter)


   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2005                   By:  /s/ Michael Meyer
                                            ------------------------------------
                                            Michael Meyer
                                            Title: Chief Financial Officer